John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778   Fax: 913.660.9157

john.lively@1940actlawgroup.com

August 29, 2016

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 33 3-151672)

Dear Mr. Foor:

On July 1, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Post-Effective Amendment No. 240 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 241 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”) pertaining to the Foundry Partners Fundamental Small Cap Value Fund (previously the Dreman Contrarian Small Cap Value Fund) (the “Fund”). The Amendment was filed for the purposes of changing the Fund’s name, as well as reflecting a new advisory relationship for the Fund that was recently approved by shareholders.

You recently provided comments to my colleague relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, making other minor and conforming changes, and updating the financial information for the Fund.

Prospectus:

Summary Section / Fees and Expenses of the Fund

1.	Comment: Please update the fee table and/or expense example. It appears the Adviser has an expense limitation agreement in place, so please show any wavier in the fee table or, if the waiver is not in effect, please adjust the expense example to remove the language “[o]nly the one year number shown below reflects the Adviser’s agreement to waive fees and/or reimburse Fund expenses.”

Mr. Foor

U.S. Securities and Exchange Commission

August 29, 2016

Response: While there is an expense limitation arrangement in place for the Fund, the annual operating expense ratio currently falls below the cap that has been established in that ratio. Accordingly, the Trust has not revised the fee table disclosure to reflect the expense limitation arrangement. The Trust has revised the language regarding the expense example in a manner consistent with your comment.

Summary Section / Principal Investment Strategies

2.	Comment: In the second paragraph of this section, please provide a brief explanation as to why the Fund would invest in “closed-end funds that primarily invest in small capitalization companies” rather than directly invest in those small capitalization companies.

Response: The Trust has revised the disclosure as you have requested.

Summary Section / Performance

3.	Comment: Please explain the meaning of the last sentence of the second paragraph that refers to Institutional Class Shares. It appears the sentence may be missing something or may not apply as the Institutional Class Shares are not subject to a sales charge.

Response: The Trust has removed this sentence.

How to Buy Shares

4.	Comment: Please review the disclosure in this section for consistency as several times the term “Investor Share Class” is used and several times the term “Investor Class shares” is used.

Response: The Trust has reviewed the disclosure to make it more consistent.

How to Buy Shares / Distribution Plan

5.	Comment: Please confirm if the Rule 12b-1 plan is for both distribution and service fees. If this is the case, please revise the disclosure to reflect this.

Response: The Trust confirms that the Rule 12b-1 plan provides for paying expenses associated with both distribution and shareholder service. The Trust has made appropriate revisions to this effect in the registration statement.

Management of the Fund / Adviser

6.	Comment: Please confirm to the Staff that the adviser is not seeking reimbursement for fees previously waived by the prior investment adviser.

Response: The Trust confirms that the prior adviser is not seeking reimbursement for any fees or expenses that it waived and/or reimbursed, nor is the new adviser seeking reimbursement of fees or expenses waived and/or reimbursed.

Mr. Foor

U.S. Securities and Exchange Commission

August 29, 2016

Statement of Additional Information

Distribution Plan

7.	Comment: Please confirm that the date of December 11, 2013 referenced in the first paragraph of this section is accurate. Was another plan filed that reflects a different date? Please confirm.

Response: The Trust has revised the date in this section to December 12, 2012. The plan that was adopted on December 12, 2012 was filed as an exhibit to the Trust’s registration statement.

8.	Comment: Please confirm whether the first sentence is the second paragraph in this section is accurate in that it notes that the Adviser may receive 12b-1 fees. Further, please explain, in the fourth paragraph, what the Distribution Coordination Agreement is and why that Agreement has not been filed or does not need to be filed as an exhibit in Part C of the Trust’s Registration Statement.

Response: The Trust has revised the disclosure to reflect that payments under the 12b-1 plan are made to the Fund’s principal underwriter. The principal underwriter may, in turn, use those 12b-1 amounts for any purposes provided for in the Rule 12b-1 plan, including compensating financial intermediaries and, as applicable, reimbursing the investment adviser for any marketing expenses incurred. The distribution Coordination Agreement is not applicable and the references to this agreement have been removed from the disclosure.

*            *             *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively